Room 4561
Via fax – 011-8610 8260 7166

October 31, 2008

Charles Chao
Chief Executive Officer
Sina Corporation
Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200010, China

> **Re:** **Sina Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File no. 0-30698**

Dear Mr. Chao:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 4. Information on the Company

A. History and Development of the Company, page 23

1.   Please include the information required in Item 4.A of Form 20-F including the address and telephone number of your registered office (or principal place of business if different from your registered office).

B. Business Overview, page 24

Properties and Product Offerings, page 25

2.   We note that you provide a partial list of advertising clients. Please disclose the
        criteria you used in selecting the customers you identified by name so investors
        can determine their significance to you. Indicate the percentage of your revenues
        the identified customers represent individually or in the aggregate.

Item 5. Operating and Financial Review and Prospects

Overview, page 43

3.   Please consider expanding your "Overview" section to include management's
        perspective on the business. Consider using this section to provide an executive
        level overview of the Company to provide context for the remainder of the
        MD&A discussion. For example, identify the factors that your Company's
        executives focus on in evaluating financial condition and operating performance;
        including any known trends and expansion plans that are expected to have a
        material effects on your operations; and address the material risks and challenges
        facing your company such as policy changes by your third-party operators and
        tighter regulations over direct advertising in China and how the management is
        dealing with these issues. We refer you to guidance in Section III.B.3 of SEC
        Release No. 33-8350.

A. Operating Results, page 48

4.   In your discussions of the operating results, you sometimes refer to an event or
        business condition that "primarily" caused a material change from the preceding
        period. As an example, your disclosure on page 48 indicates that increase in
        advertising revenue was "due to the increase in the number of advertisers, price
        and overall average spending per advertiser in China." Please expand such
        references to quantify each material contributing factor that you identify and
        strive to avoid prefacing the reference to these sources of changes with the word
        "primarily", which obscures the ability of the reader to identify the material
        sources of the change. Where you list two or more factors that contributed to the
        change, you should quantify the effect of each factor. See Section III.D of SEC
        Release 33-6835.

Item 6. Directors, Senior Management and Employees

Potential Payments upon Termination or Change of Control, page 64

5.   You disclose that you have entered into an employment agreement and a change of control agreement with your executive officers. We note that you have filed only one employment agreement with Charles Chao and change of control agreements with Charles Chao and two directors. Please clarify whether you have additional agreements with the other executive directors. In future filings, please specify in your discussion the directors and/or executive directors with whom you have entered into employment agreements, change of control agreements, and indemnification agreements.

D. Employees, page 65

6.   You disclose that the Company employs independent contractors to support your production, engineering, marketing and sales departments. To the extent material, in future filings, please disclose the number of temporary employees on an average during the most recent financial year. Refer to Item 6.D of Form 20-F.

E. Share Ownership, page 67

7.   We note your disclosure that the information in the table of beneficial owners is based solely on a review of public SEC filings. To the extent known, please state whether the Company is directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly. See Item 7.A.3 of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 68

8.   We note that the Company's CEO, Charles Chao, is currently a director of Focus Media Holding Limited, a customer that accounts for 24% of your advertising revenues and 15% of your total net revenues for the year ended December 31, 2007. This relationship between the Company and an enterprise over which a member of Sina Corporation's senior management is able to exercise significant influence appears to be required disclosure. Please disclose all information required by Item 7.B of Form 20-F.

Item 8. Financial Information, page 71

9.   You state that from "time to time, the Company may be subject to legal
        proceedings and claims in the ordinary course of business." Please state
        unambiguously whether you have currently, or in the recent past, any legal or
        arbitration proceedings which may have significant effects on the Company's
        financial position or profitability. Refer to Item 8.A.7 of Form 20-F.

Item 10. Additional Information

B. Memorandum and Articles of Incorporation

10.   You incorporate by reference the description of your amended and restated
        memorandum and articles of association contained in the Company's registration
        statement on Form F-1 filed on March 27, 2000, as amended. Under Instruction 1
        to Item 10 of Form 20-F, you may incorporate this disclosure only if the
        information has not changed. You disclose that these corporate documents were
        further amended in 2002. Accordingly, please provide the appropriate disclosure
        regarding the Company's memorandum and articles of association.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 78

11.   We note your disclosure that your "Chief Executive Officer and Chief Financial
        Officer have concluded that, as of the end of the period covered by this report,
        [y]our disclosure controls and procedures were effective to enable [you] to record,
        process, summarize and report information required to be included in [y]our
        reports that [you] file or submit under the Exchange Act within the time periods
        required." In your response letter, please confirm, if true, that your officers
        concluded that your disclosure controls and procedures are also effective to
        ensure that information required to be disclosed in the reports that you file or
        submit under the Exchange Act is accumulated and communicated to your
        management, including your chief executive officer and chief financial officer, to
        allow timely decisions regarding required disclosure. In future filings, please
        expressly tie your effectiveness conclusion to disclosure controls and procedures
        as set out in Rule 13a-15(e) under the Exchange Act, or recite the entire
        definition.

Consolidated Financial Statements

Note 1. Significant Accounting Policies

Revenue Recognition

Non-advertising, page F-10

12.   We note from your disclosures on page 7 that during fiscal 2007 China Unicom changed its service fee settlement method from estimated collection to actual collection. Please explain further what this change involved and tell us what impact, if any, it had on the Company's revenue recognition policy. In this regard, considering the four month lag to settle with China Unicom, tell us how the Company determined that you can reasonably establish the confirmation rate used to estimate your revenues.

13.   We note that the Company recognizes revenue from your mobile value added services ("MVAS services") on a gross basis pursuant to EITF 99-19. We also note that the Company provides such services to the mobile phone users and the third-party operators are responsible for the transmission of your MVAS and for billing and collection services. Please tell us how you determined that recognizing revenue for the portion of the fee retained by the third-party operators for the transmission of such content and for billing and collection services is appropriate. In your response please tell us, in detail, how you considered each of the factors in EITF 99-19 in determining that revenue should be recognized on a gross basis. Also, summarize the material terms of the contracts between the Company and the third-party operators that support each of the factors in your EITF 99-19 analysis. For instance, describe the specific terms stipulated in the contract that explain the obligations of both the Company and the third-party operators to the mobile phone user and explain further how this supports your conclusions that the Company has fulfillment obligations to the phone user and is therefore considered the primary obligor for the entire arrangement.

14.   We also note that from your disclosures on page F-11 that for MVAS arrangements where the Company is not considered the primary obligor, revenues are recorded on a net basis. Please describe the terms of such arrangements and tell us how your EITF 99-19 analysis for these arrangements differs from those arrangements that you account for on a gross basis.

Note 5. Cash, Cash Equivalents and Short-term Investments, page F-17

15.   We note that at December 31, 2007 the Company held $93.5 million of
        investments in mutual funds, which you classified as cash and cash equivalents.
        Considering the recent market events, tell us whether these funds have
        experienced any declines in fair value resulting from deterioration in the
        creditworthiness of their assets, general illiquidity conditions, or both and if so,
        tell us how you have accounted for such declines. Also, tell us whether any of
        these funds have imposed limits on redemptions and if so, tell us how the
        Company considered such limitations in accounting for these investments as cash
        and cash equivalents.

Note 6. Balance Sheet Components, page F-18

16.   We note from your disclosures on page F-11 that the Company accrues for credits
        due to the third-party operators on billings that were previously settled. Please
        provide us with a rollforward of your allowance for credit memos for each period
        presented and tell us how you considered including this information in your filing
        pursuant to Item 17 of Form 20-F and Article 12-09 of Regulation S-X.

17.   We further note that the Company provides sales rebates to your advertising
        agencies for which you accrued $11.8 million and $8.5 million at December 31,
        2007 and 2006, respectively. Please describe the terms and conditions of these
        rebate plans. Also, please provide a rollforward of this liability for each period
        presented.

Note 8. Income Taxes, page F-19

18.   We note from your disclosures on page F-19 that the Company generated
        substantially all of its net income from your China operations for the last three
        fiscal years and accordingly, the Company has recorded income tax provisions for
        each of those years. We further note that you have established a valuation
        allowance against the deferred tax assets of your China operations of $6.7 million,
        $4.8 million and $2.2 million at December 31, 2007, 2006 and 2005, respectively.
        Considering the significant pre-tax net income generated from your China
        operations for each of the last three fiscal years, tell us and disclose in future
        filings how the Company determined that it is more likely than not that some
        portion of your deferred tax assets will not be realized. In this regard, describe, in
        reasonable detail, the nature of the positive and negative evidence that you
        considered to assess the likelihood of realizing the deferred tax assets. Indicate
        how the positive and negative evidence was weighted. See paragraph 20 through
        24 of SFAS 109. Indicate the amount of deferred tax assets that will impact your

results of operations, and describe the circumstances and timing under which such amounts would be recognized.

Exhibits

19.   Please provide us with an analysis as to why you have determined that the agreement with Focus Media Holdings Limited and the agreement with a third party for proprietary and licensed advertising technology to deliver advertisements to your network referenced on page 18 do not need to be filed pursuant to Instruction 4(b) to the exhibits of Form 20-F. Further, please explain why you believe that the 2007 Management Bonus Plan does not need to be filed pursuant to Instruction 4(c) to the exhibits of Form 20-F.

20.   Please tell us why you have not filed the cooperation agreements with China Mobile Communication Corporation and China Unicom Co, Ltd on whom you depend upon for your MVAS offerings. We note that you filed cooperation agreements with the Guangdong Mobile Communications Corporation and with Beijing Mobile Communications Corporation. Please tell us if these entities are provincial or local subsidiaries of China Mobile Communication Corporation. If so, please explain why you have not filed the agreements with the other 31 provincial and local subsidiaries of China Mobile and 24 provincial subsidiaries of China Unicom.

21.   We note that you operate your business in the PRC through several VIEs and their respective individual owners with whom you have contractual arrangements. We note that you discuss the following agreements relating to your organizational structure but have not filed them as exhibits. Please advise.

- Contracts relating to the control of Beijing Star-Village Online Cultural Development Co, Ltd.;
- Control agreements with Yan Wang, Tong Chen, and Hong Du providing interest-free loans referenced on page 41-41; and
- Pledge agreements from the company's employee shareholders of the VIEs that are referenced on page 70.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 and Jay Ingram, Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief